Exhibit 99.1

EDT RETAIL TRUST (formerly known as MACQUARIE DDR TRUST)

ARSN 106 570 352

FINANCIAL STATEMENTS FOR YEARS ENDED 30 JUNE 2010, 2009 and 2008

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010, 2009 and 2008

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010, 2009 and 2008

The Responsible Entity of EDT Retail Trust (formerly known as Macquarie DDR Trust) is EDT Retail Management Limited (formerly known as Macquarie DDR Management Limited), a wholly owned subsidiary of EDT Management LLC (formerly known as Macquarie DDR Management LLC), a company incorporated in Delaware and, from 18 June 2010, ultimately owned 50% by EPN GP LLC and 50% by Developers Diversified Reality (DDR). The Responsible Entity’s registered office and principal place of business is 1 Martin Place, Sydney, NSW 2000.

The financial statements were authorised for issue by the directors on 24 August 2010. The directors have the power to amend and reissue the financial statements.

Through the use of internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.edtretail.com

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010, 2009 and 2008

Income Statements

		Consolidated
		2 0 1 0	2 0 0 9	2 0 0 8
	Note	$ '000	$ '000	$ '000

Income
Property rental income		113,056	-	-
Property expenses		(39,773)	-	-
Net property income		73,283	-	-
Share of net loss from investments in jointly controlled entities	10(II)	(2,785)	(732,412)	(67,472)
Property valuation losses - investment properties		(99)	-	-
Interest income		96	119	310
Net gain from derivative financial instruments		-	-	3,369
Net foreign currency gains		5,224	-	29,703
Total income/(loss) net of property expenses		75,719	(732,293)	(34,090)

Expenses
Management base fee		4,728	-	-
Interest expense		41,692	49	1,594
Amortisation of borrowing costs		6,112	347	349
Net loss from derivative financial instruments	2(a)	18,278	23,444	-
Net foreign currency losses		-	35,533	-
Other expenses	2(b)	7,034	1,802	1,362
Loss on sale of assets		344	-	-
Total expenses		78,188	61,175	3,305
Los before tax		(2,469)	(793,468)	(37,395)
Tax (expense) / benefit	3	(941)	177,112	29,196
Loss for the year		(3,410)	(616,356)	(8,199)

Attributable to:
Owners of EDT Retail Trust		(3,411)	(616,356)	(8,199)
Non-controlling interests		1	-	-
Loss for the year		(3,410)	(616,356)	(8,199)

Basic earnings per unit (cents)	6	(0.31)	(65.50)	(0.88)
Diluted earnings per unit (cents)	6	(0.31)	(65.50)	(0.88)

The above Income Statements should be read in conjunction with the accompanying notes

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010, 2009 and 2008

Statements of Comprehensive Income

		Consolidated
		2 0 1 0	2 0 0 9	2 0 0 8
	Note	$ '000	$ '000	$ '000

Loss for the year		(3,410)	(616,356)	(8,199)

Other comprehensive in come
Net investment hedges	16	-	(73,488)	20,188
Cash flow hedges	16	12,547	(9,674)	(27,842)
Exchange rate differences on translation of foreign operations	16	(17,542)	206,152	(143,130)
Other comprehensive income for the year		(4,995)	122,990	(150,784)
Total comprehensive loss for the year		(8,405)	(493,366)	(158,983)

Total comprehensive loss is attributable to:
Owners of EDT Retail Trust		(8,406)	(493,366)	(158,983)
Non-controlling interests		1	-	-
Total comprehensive loss for the year		(8,405)	(493,366)	(158,983)

The above Statements of Comprehensive Income should be read in conjunction with the accompanying notes

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010 and 2009

Statements of Financial Position

		Consolidated
		2 0 1 0	2 0 0 9
	Note	$ '000	$ '000

Current assets:
Cash and cash equivalents	7	39,157	958
Receivables	8	20,559	674
Other assets	9	10,628	13
Total current assets		70,344	1,645

Non-current assets:
Investment properties	11	1,508,050	-
Interest in jointly controlled entities:
Investment properties / property held for sale		95,557	1,787,909
Less: Share of interest bearing liabilities		(92,274)	(1,443,137)
Add: Share of other net assets		1,017	60,185
Total interest in jointly controlled entities		4,300	404,957
Tot al non - current assets		1,512,350	404,957
Total assets		1,582,694	406,602

Current liabilities
Payables	12	28,855	1,786
Derivative financial instruments	13	-	45,645
Interest bearing liabilities	14	298,113	1,296
Total current liabilities		326,968	48,727

Non-current liabilities
Interest bearing liabilities	14	709,442	-
Total Non-current liabilities		709,442	-
Total liabilities		1,036,410	48,727
Net assets		546,284	357,875

Equity
Contributed equity	15	1,141,756	945,040
Reserves	16	(170,512)	(165,517)
Accumulated losses	17	(425,060)	(421,648)
Capital and re serves attributable to owners of EDT Retail Trust		546,184	357,875
Non-controlling interests		100	-
Total equity		546,284	357,875

The above Statements of Financial Position should be read in conjunction with the accompanying notes

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010, 2009 and 2008

Statements of Changes in Equity

	Contributed		Accumulated		Non-Controlling	Total
	equity	Reserves	losses	Total	interest	equity
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000

Total equity at 1 July 2009	945,040	(165,517)	(421,648)	357,875	-	357,875
Total comprehensive income	-	(4,995)	(3,412)	(8,407)	1	(8,406)
Transactions with owners in their capacity as owner
Contributions of equity net of equity issue costs	196,716	-	-	196,716	-	196,716
Non-controlling interests recognised upon consolidation of controlled entities	-	-	-	-	99	99
Total equity at 30 June 2010	1,141,756	(170,512)	(425,060)	546,184	100	546,284

Total equity at 1 July 2008	939,657	(288,507)	214,459	865,609	-	865,609
Total comprehensive income	-	122,990	(616,356)	(493,366)	-	(493,366)
Transactions with owners in their capacity as owner
Distributions reinvested net of transaction costs	5,383	-	-	5,383	-	5,383
Distributions paid or payable	-	-	(19,751)	(19,751)	-	(19,751)
Total equity at 30 June 2009	945,040	(165,517)	(421,648)	357,875	-	357,875

Total equity at 1 July 2007	939,657	(137,723)	312,120	1,114,054	-	1,114,054
Total comprehensive income	-	(150,784)	(8,199)	(158,983)	-	(158,983)
Transactions with owners in their capacity as owner
Distributions reinvested net of transaction costs					-
Distributions paid or payable	-	-	(89,462)	(89,462)	-	(89,462)
Total equity at 30 June 2008	939,657	(288,507)	214,459	865,609	-	865,609

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Financial Statements
for years ended 30 June 2010, 2009 and 2008

Statements of Cash Flows

		Consolidated
		2 0 1 0	2 0 0 9	2 0 0 8
	Note	$ '000	$ '000	$ '000

Cash flows from operating activities
Property rental income received		119,966	-
Property expenses paid		(29,362)	-
Distributions received from investments in jointly controlled entities		6,928	28,052	154,464
Interest income received		96	119	310
Net (payments) / proceeds for derivative financial instruments		(85,729)	11,932	25,037
Other operating expenses paid		(11,735)	(2,145)	(1,413)
US withholding tax paid		(941)	(7,827)	(5,377)
Net Cash flows from operating activities	21(a)	(777)	30,131	173,021

Cash flows from investing activities
Payments for investments in jointly controlled entities		-	(16,218)	(135)
Capital expenditure on investment properties		(6,057)	-
Proceeds from sale of investment properties		6,143	-
Net cash acquired upon consolidation of investment in controlled entities	21(c)	34,762	-
Net Cash flows from investing activities		34,848	(16,218)	(135)

Cash flows from financing activities
Proceeds from borrowings		-	679	-
Repayment of borrowings		(135,014)	-	(82,064)
Proceeds from issues of units		208,338	-	-
Equity issue costs paid		(11,621)	(11)	-
Finance costs		(56,657)	(375)	(3,284)
Distributions paid to unitholders		-	(14,357)	(89,462)
Net Cash flows from financing activities		5,046	(14,064)	(174,810)

Net increase / (decrease) in cash and cash equivalents		39,117	(151)	(1,924)
Cash and cash equivalents at the beginning of the year		958	533	2,566
Effect of exchange rate changes on cash and cash equivalents		(918)	576	(109)
Cash and cash equivalents at the end of the year		39,157	958	533

The above Statements of Cash Flows should be read in conjunction with the accompanying notes

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies

The significant policies which have been adopted in the preparation of these consolidated financial statements for the financial year ended 30 June 2010 are set out below. These policies have been consistently applied to the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of EDT Retail Trust (formerly known as Macquarie DDR Trust) and its controlled entities.

(a)	Basis of preparation

These general purpose financial statements have been prepared in accordance with the requirements of the Trust Constitution, Australian Accounting Standards and the Corporations Act 2001.

Compliance with IFRS as issued by IASB

Compliance with Australian Accounting Standards ensures that the financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Consequently, these financial statements have also been prepared in accordance with and comply with IFRS as issued by the IASB.

Historical cost convention

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties and derivative financial instruments held at fair value.

Critical accounting estimates

The preparation of the financial statements in conformity with Australian Accounting Standards may require the use of certain critical accounting estimates and management to exercise its judgment in the process of applying the Trust’s accounting policies. Other than the estimation of fair values described in notes 1(h) and 1(w) and assumptions relating to deferred tax liabilities, no key assumptions concerning the future, or other estimation of uncertainty at the reporting date, have a significant risk of causing material adjustments to the financial statements in the next annual reporting period.

Financial statement presentation

The Trust has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of an income statement and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the Trust had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.

(b)	Principles of consolidation

During the year, the Trust completed the redemption of Developers Diversified Realty’s (DDR) ownership  in the largest of its three jointly controlled entities with the Trust, DDR Macquarie Fund LLC (US LLC), which prior to the redemption was owned by the Trust and DDR, indirectly through their mutual interest in Macquarie DDR US Trust Inc. (US REIT I) and DDR’s direct interest in US LLC. DDR’s direct and indirect ownership in the US LLC Joint Venture was redeemed in exchange for three jointly owned properties and a cash payment of US$1.6 million from DDR to the Trust. The redemption was approved by unitholders at a General Meeting held on 19 October 2009.

Prior to the redemption, the Trust did not have the ability to make the strategic financial and operating decisions, including final investment and divestment decisions, for any of its three joint venture entities with DDR (US LLC, DDR MDT PS LLC (PS LLC), DDR MDT MV LLC (MV LLC)) without the need for an affirmative vote by representatives of DDR.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(b)	Principles of consolidation (continued)

While the Trust had ownership interests of 85.48% in US LLC and 90.24% in PS LLC, all major decisions for each of US LLC, PS LLC and MV LLC were required to be approved by members of the LLC’s which included the respective US REITS (US REIT I in the case of US LLC and Macquarie DDR Trust US Trust  II (US REIT II) in the case of PS LLC and MV LLC) and DDR. The US REIT boards consisted of 3 DDR representatives and 3 Trust representatives. On the basis that joint control existed, the Trust’s investments in US REIT I, US REIT II, US LLC, PS LLC and MV LLC were all equity accounted.

As part of the redemption transaction the US REIT boards were reconstituted to comprise only directors selected by the Trust and the US Manager was now obligated to comply with the directions of the board of directors of US REIT I with regard to all matters related to US LLC. The Trust now controlled US REIT I and US REIT II as it had sole voting rights on the US REIT boards and the Trust now controlled US LLC as it now had the ability to make the strategic financial and operating decisions, including the final investment and divestment decisions relating to US LLC’s assets, without the need for any approval from DDR. As a result the equity method of accounting is no longer appropriate for the Trust’s interest in US REIT I, US REIT II and US LLC and these investments have been consolidated from 19 October 2009, being the date that control was obtained.

Post the redemption transaction, for as long as DDR maintains an ownership in PS LLC and MV LLC (currently 9.66% in PS LLC and 50.0% in MV LLC), the previously existing management arrangements for major decisions remain. As these entities remain jointly controlled by the Trust and DDR, they continue to be equity accounted.

The consolidated financial statements incorporate the assets and liabilities of the Trust’s controlled entities as at 30 June 2010 and their results for the year then ended from the date control was obtained. EDT Retail Trust (formerly known as Macquarie DDR Trust) and its controlled entities together are referred to in these financial statements as the consolidated entity or the Group. The effects of all transactions  between entities in the consolidated entity have been eliminated in full.

Controlled entities are those entities over which the Trust has the power to govern the financial and operating policies.

Non-controlling interests are those interests in partly owned subsidiaries which are not held directly or indirectly by the Trust.

Where control of an entity is obtained during a financial year, its results are included in the Income Statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the period during which control existed (see note 10).

As a result of the DDR redemption, the investments in US REIT I, US REIT II and US LLC were consolidated into the Trust from 19 October 2009. The effect on the Trust’s financial statements on 19 October 2009 was an increase in investment properties of $1.37 billion, an increase in interest bearing liabilities of $1.05 billion, and an increase in net working capital of $19 million.

(c)	Trust formation

The Trust was established on 29 September 2003. The operations of the Trust commenced with the purchase of property investments in the United States on 21 November 2003, through its then jointly controlled entities.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(d)	Excess of current liabilities over current assets

The financial statements for the Group as at 30 June 2010 have been prepared on a going concern basis as the directors of the Responsible Entity, after reviewing the Group’s going concern status, have concluded that the Group has reasonable grounds to expect to be able to pay its debts as and when they become due and payable.

As at 30 June 2010 the Group had a net current asset deficiency of $256.6 million. Included in current liabilities are the following facilities which mature within the next 12 months:

•	The US$145.1 million ($172.6 million) Longhorn II Commercial Mortgage Backed Securities (CMBS) facility which currently matures on 5 October 2010; and

•	The US$107.5 million ($127.8 million) Bison facility which matures in June 2011.

The Longhorn  II CMBS facility matures, after a short term extension option was exercised, on 5 October 2010. The Group is in advanced negotiations with new lenders and has entered into a non-binding signed term sheet to refinance the existing facility with a long term facility. It is expected this refinancing will be completed prior to the maturity date. In the event that the refinancing is not completed the directors would pursue other refinancing options.

The Bison CMBS facility originally matured on 11 June 2009. In December 2009, the servicer of the facility agreed to provide an extension to June 2011. This US$107.5 million facility which is non-recourse to the Trust is separately secured on thirteen properties which have a book value of US$181.0 million at 30 June 2010. The loan to value ratio is 59.4% and, assuming no deterioration in market conditions, the Group intends to complete the refinancing of this facility with another lender prior to its maturity date.

Investment properties in the controlled entities and jointly controlled entities are valued based on a price which would be achieved between willing parties in an arm’s length transaction. If the Group were unable to refinance the above facilities before maturity the lender may enforce repayment of an amount owing and the Group would become a distressed seller of certain assets. The amounts recoverable from the sale of such investment properties may materially differ to that recorded in the financial statements.

The Trust’s investment in the MV LLC joint venture entity was equity accounted to nil in the six months ended 31 December 2009. The Trust has no obligation to provide further funding of this portfolio. As a result, the Group no longer recognises further losses from this portfolio as part of the equity accounted profit or loss from jointly controlled entities and the portfolio provides no contribution to the Group’s Net Tangible Assets (NTA).

Due to the likelihood of not being able to retrieve any equity value from this portfolio and significant additional capital being required, the Trust, DDR and the loan servicer are now progressing to jointly request that a court appoint a third party receiver to manage and liquidate the remaining assets within the portfolio.

In December 2008, Mervyns (the tenant of the properties in this portfolio) entered Chapter 11 and all 37 stores in this portfolio were closed. To date 10 of these stores have been sold and 7 stores have been leased to new tenants.

The Mervyn’s facility is a non-recourse first mortgage facility of US$158.8 million (EDT share US$79.3 million) secured against 27 assets as at 30 June 2010 valued at US$140.1 million (EDT share US$70.0 million).

The loan is non-recourse and there is no obligation for any entities in the Group to provide further equity to the lender or joint venture.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(e)	Cash and Cash Equivalents

For the purpose of presentation in the Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within interest bearing liabilities in current liabilities in the Statement of Financial Position.

(f)	Receivables

Receivables are carried at the amounts due to the Group and are generally received within 30 days of becoming due and receivable. Receivables due from tenants are expected to be collected within 30 to 60 days.

The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off in the period in which they are identified. A provision for doubtful debts is raised where there is objective evidence that the Trust will not collect all amounts due. The amount of the provision is the difference between the carrying amount and estimated future cash flows. Cash flows relating to current receivables are not discounted.

The amount of any impairment loss is recognised in the Income Statement in other expenses if the receivable is held by the Trust or in net property income if the receivable is held in the controlled entities. When a trade receivable for which a provision has been recognised becomes uncollectable in a subsequent period, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited against other expenses in the Income Statement for those trade receivables held by the Trust or net property income for those trade receivables held by controlled entities.

(g)	Interest in jointly controlled entities

The Trust also holds property investments through its jointly controlled entities. The Trust exercises joint control over its jointly controlled entities but neither the Trust nor its joint venture partner has control in their own right, irrespective of their ownership interest.

Accordingly, interests in jointly controlled entities are accounted for using the equity method of accounting, after initially being recognised at cost. Under this method, the Trust’s share of the profits or losses of each jointly controlled entity is recognised as income in the Income Statement, and its share of movements in reserves is recognised in the Statement of Comprehensive Income.

During the six months ended 31 December 2009, the investment in MV LLC was equity accounted to nil and the Trust has no obligation to provide further funding of this portfolio. As a result, no additional losses are recognised with respect to MV LLC, with profits only being recognised to the extent they exceed the previously unrecognised loss.

Details of the jointly controlled entities are set out in note 10.

(h)	Investment properties

Investment properties comprise investment interests in land and buildings (including integral plant and equipment) held for the purpose of letting to produce rental income.

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the investment properties are then stated at fair value. Gains and losses arising from changes in the fair values of investment properties are included in the Income Statement in the period in which they arise.

At each reporting date, the fair values of the investment properties are assessed by the Responsible Entity by reference to independent valuation reports or through appropriate valuation techniques adopted by the Responsible Entity. Fair value is determined assuming a long term investment period. Specific circumstances of the owner are not taken into account.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(h)	Investment properties (continued)

The factors taken into account in assessing internal valuations may include:

—	Assuming a willing buyer and a willing seller, without duress and an appropriate time to market the property to maximise price;

—	Information obtained from valuers, sales and leasing agents, market research reports, vendors and potential purchasers;

—	Capitalisation rates used to value the asset, market rental levels and lease expiries;

—	Changes in interest rates;

—	Asset replacement values;

—	Discounted cash flow models;

—	Available sales evidence; and

—	Comparisons to valuation professionals performing valuation assignments across the market.

The approach adopted for valuing the investment property portfolio at 30 June 2010 was consistent with that adopted at previous reporting periods and was as follows:

—	If the most recent independent valuation was more than 3 years old, a new external valuation was obtained; and

—
Internal valuations were performed by Macquarie Real Estate Inc. (MREI) (formerly known as Macquarie Asset Services Limited (MASL)) on all other properties primarily using net operating income and a capitalisation rate as assessed by using market research reports and the valuations that were undertaken by the external valuers where appropriate. If this internal valuation significantly differed from the current book value of the property, an external valuation was also obtained for this property.

Due to the volatility in the real estate markets, application of the policy has resulted in 21 investment properties being independently valued at 30 June 2010.

The global market for many types of real estate has been severely affected by the recent volatility in global financial markets. The lower levels of liquidity and volatility in the banking sector have translated into a general weakening of market sentiment towards real estate and the number of real estate transactions has significantly reduced.

Fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. A "willing seller" is neither a forced seller nor one prepared to sell at a price not considered reasonable in the current market. The best evidence of fair value is given by current prices in an active market for similar property in the same location and condition. The current lack of comparable market evidence relating to pricing assumptions and market drivers means that there is less certainty in regards to valuations and the assumptions applied to valuation inputs. The period of time needed to negotiate a sale in this environment may also be significantly prolonged.

The fair value of investment property has been adjusted to reflect market conditions at the end of the reporting period. While this represents the best estimates of fair value as at the balance sheet date, the current market uncertainty means that if investment property is sold in future the price achieved may be higher or lower than the most recent valuation, or higher or lower than the fair value recorded in the financial statements.

The carrying amount of investment properties recorded in the Statement of Financial Position includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(h)	Investment properties (continued)

As the fair value method has been adopted for investment properties, the buildings and any component thereof (including plant and equipment) are not depreciated. Taxation allowances for the depreciation of buildings and plant and equipment are claimed by the Trust and contribute to the tax deferred component of distributions.

At each reporting date the Directors update their assessment of the fair value of each property, taking into account the most recent independent valuations. The Trust determines a property’s value within a range of reasonable fair value estimates.

The below table illustrates the key valuation assumptions used in the determination of the investment properties fair value.

	2010			2009
	Core shopping centre	Single Box Portfolio		Core shopping centre	Single Box Portfolio
	%	%		%	%
Weighted average capitalisation rate	8.5%	12.6%		8.4%	12.9%
Weighted average lease expiry (years)	5.1 (*)	11.3	(**)	5.1 (*)	N/A
Vacancy	11.5%	77.3%		11.9%	93.8%

(*)	Weighted by ABR (Annual Base Rate)
(**)	Weighted by GLA (Gross Lettable Area)
(***)	PS LLC properties (in Core shopping centre portfolio) and MV LLC (Single Box Portfolio) are included within interests in jointly controlled entities.

The above key assumptions have been taken from the latest independent valuation reports for the 21 investment properties that were independently valued at 30 June 2010, which includes investment property in both controlled entities and jointly controlled entities.

In addition to the key assumptions set out in the table above, vacancy and let up period ranges from 6 to 24 months and tenant retention ranges from 60% to 75%.

(i)	Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss on a straight-line basis over the period of the lease.

Lease income from operating leases where the group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature.

(j)	Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Trust may designate certain derivatives as either hedges of net investments in foreign operations (net investment hedges) or hedges of exposures to variability in cash flows associated with future interest payments on variable rate debt (cash flow hedges).

The Trust documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Trust also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(j)	Derivatives (continued)

(i)	Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting is recognised immediately in the Income Statement.

(ii)	Net investment hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges is recognised in the foreign currency translation reserve. This amount will be reclassified into the Income Statement on disposal of the foreign operations. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is partially disposed of or sold.

(iii)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Amounts accumulated in equity are recycled in the Income Statement in the period when the hedged item impacts the Income Statement.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income Statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income Statement.

(k)	Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Group. The amounts are unsecured and are usually paid within 30 or 60 days of recognition.

(l)	Distributions

Provision is made for the amount of any distribution declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

(m)	Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred and are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the Income Statement over the period of the borrowing using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual drawdown of the facility, are recognised as prepayments and amortised on a straight line basis over the term of the facility.

(n)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(n)	Revenue Recognition (continued)

(i)	Rental income

The Group leases real estate to its customers under long-term net leases that are classified as operating leases. Rental income from investment property is recognised in profit or loss on a straight-line basis over the term of the lease. Lease origination fees and internal direct lease origination costs, including employee compensation directly related to time spent performing successful lease origination activities, are deferred and amortised over the related lease term. Lease incentives granted are recognised as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the revenue is recognised on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue recognised on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease.

The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognises contingent rental revenue when the change in the factor on which the contingent lease payment is based actually occurs.

Rental revenues for lease escalations indexed to future increases in the CPI are recognised only after the changes in the index have occurred.

(ii)	Interest income

Interest Income is recognised using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(o)	Finance costs

Finance costs, excluding interest expense, are recognised as prepayments and amortised on a straight line basis over the term of the related borrowing facility.

(p)	Income tax

Under current Australian income tax legislation, the Trust is not liable to pay income tax provided its taxable income (including assessable realised capital gains) is fully distributed to unitholders, by way of cash or reinvestment. US REIT I and US REIT II have elected  to be taxed as Real Estate Investment  Trusts (REITs) under US federal taxation law, and on this basis, will generally not be subject to US income taxes on that portion of the US REITs’ taxable income or capital gains which are distributable to the US REITs’ shareholders, provided that the US REITs comply with the requirements of the US Internal Revenue Code of 1986 and maintain their REIT status.

The US REITs may ultimately realise a capital gain or loss on disposal which may attract a US income tax liability if the proceeds from disposal are not reinvested in a qualifying asset. If the capital gain is realised, it may give rise to a foreign tax credit which would be available to unitholders. A deferred tax liability is recognised based on the temporary difference between the carrying amount of the assets in the Statement of Financial Position and their associated tax cost bases.

A current tax liability is recognised in the financial statements for realised gains on disposals of US investments, except where the proceeds of such disposals are reinvested in a qualifying asset.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(q)	Goods and services tax (GST)

Income, expenses, assets and liabilities are recognised net of the amount of GST recoverable from the Australian Taxation Office (ATO). The non-recoverable  GST is recognised as part of the income, expense, asset or liability. Receivables and payables are stated at amounts inclusive of GST. The net amount of GST recoverable from or payable to the ATO is included in receivables or payables in the Statement of Financial Position. Cash flows relating to GST are included in the Statement of Cash Flows on a gross basis.

(r)	Equity transaction costs

Transaction costs arising on the issue of equity are recognised directly in equity as a reduction in the proceeds of units to which the costs relate.

(s)	Reserves

In accordance with the Trust Constitution, amounts may be transferred from reserves to fund distributions.

(t)	Foreign currency translation

(i)	Functional and presentation currencies

Items included in the financial statements of the Trust are measured using the currency of the primary economic environment in which the Trust operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Trust’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

(iii)	Foreign operations

Transactions of foreign equity accounted jointly controlled entities are measured using the currency of the primary economic environment in which those entities operate. Assets and liabilities of foreign equity accounted jointly controlled entities are translated at exchange rates ruling at balance date while income and expenses are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign equity accounted jointly controlled entities are taken directly to the foreign currency translation reserve.

At 30 June 2010, the spot rate used was $1.00 = US$0.8411 (2009: $1.00 = US$0.8068, 2008: A$1.00 = US$0.9582). The average spot rate during the year ended 30 June 2010 was $1.00 = US$0.8824 (2009: $1.00 = US$0.7445, 2008: A$1.00 = US$0.9044).

(iv)	Controlled entities

The result and financial position of the controlled entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

—	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet

—	income and expenses for each Income Statement and Statement of Comprehensive Income item are translated at average exchange rates, and

—	all resulting exchange differences are recognised in other comprehensive income.

At 30 June 2010, the spot rate used was $1.00 = US$0.8411. The average spot rate during the year ended 30 June 2010 was $1.00 = US$0.8824. There were no controlled entities in 2009 and 2008.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(u)	Segment information

During the year the Trust adopted AASB 8 Operating Segments which replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in a review of the reportable segments presented. In addition, the segments are reported in a manner that is more consistent with internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors as they are responsible for the strategic decision making within the Trust. Apart from the additional disclosures and measures reflected in the operating segments note (note 24), the adoption of AASB 8 has not had an impact on the measurements reflected in the Trust’s financial statements. Comparative information has been adjusted.

(v)	Earnings per unit

Basic earnings per unit are determined by dividing the profit attributable to owners of the Trust by the weighted average number of ordinary units on issue during the financial period.

Diluted earnings per unit adjusts the figures used in the determination of basic earnings per share to take into account the effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(w)	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Trust is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Trust uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables approximate their fair values.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Trust for similar financial instruments.

(x)	New standards and Urgent Issues Group Interpretations

In December 2009, the AASB issued AASB 9 Financial Instruments which addresses the classification and measurement of financial assets and is likely to affect the Trust’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is yet to assess its full impact.

(y)	Parent entity financial information

The financial information for the parent entity, EDT Retail Trust, disclosed in note 25 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries and jointly controlled  entities

Investments in subsidiaries and jointly controlled entities are accounted for at cost in the financial statements of EDT Retail Trust. Dividends received from subsidiaries are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

1.	Summary of significant accounting policies (continued)

(z)	Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

(aa)	Rounding of amounts

The Trust is a registered scheme of a kind referred to in Class Order 98/0100 (as amended) issued by the Australian Securities & Investments Commission relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded to the nearest thousand dollars in accordance with that Class Order, unless otherwise indicated.

2.	Profit for the year

A.	Net loss from derivative financial instruments:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Gain / (loss) on derivative financial instruments – unrealized	66,554	(37,933)	(17,130)
Gain on capital hedging derivative financial instruments - realised	-	15,675	4,661
(Loss) / gain on income hedging derivative financial instruments - realised	(11,362)	4,836	22,462
Loss on other derivative financial instruments – realized	(73,470)	(6,022)	(6,624)
Net loss from derivative financial instruments	(18,278)	(23,444)	3,369

B.	Other expenses:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Amortisation of lease costs	1,235	-	-
Audit committee fees – independent directors	28	28	28
Compliance fees – independent directors	90	90	90
Custodian fees	55	56	56
Legal fees	1,618	110	82
Professional fees (*)	3,071	475	402
Registry fees	115	115	134
Travel	123	285	78
Unitholder communications costs	153	188	104
Other	546	455	388
Total other expenses	7,034	1,802	1,362

(*) Professional costs include audit and taxation fees detailed in note 4.

Other expenses have been paid in accordance with the Trust Constitution.

Included within other expenses are $3.7 million of costs attributable to US LLC which was consolidated from 19 October 2009. In the prior year these expenses were included in share of net profits from jointly controlled entities.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

3.	Income tax

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

US withholding tax expense	(941)	(1,374)	(4,691)
US capital gains tax benefit	-	178,486	33,887
Total tax (expense) / benefit	(941)	177,112	29,196

(a) Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense / (benefit)	(2,469)	(793,468)	(8,199)

Prima facie income tax on profit from continuing activities at the Australian tax rate of 0% (2009:0%)*	-	-

US withholding tax expense	(941)	(1,374)	(4,691)
US capital gains tax benefit	-	178,486	33,887
Income tax (expense) / benefit	(941)	177,112	29,196

(b) Income tax (expense) / benefit
Income tax (expense) / benefit comprises:
Current tax	(941)	(7,481)	(4,691)
Deferred tax	-	184,593	33,887
Income tax (expense) / benefit	(941)	177,112	29,196

(*) Tax effect of Australian trust income is nil (refer note 1(p)).

4.	Remuneration of auditors

During the financial year, the auditor of the Trust, PricewaterhouseCoopers, earned the following remuneration:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000
Amounts paid or payable to PricewaterhouseCoopers Australian firm for:
Audit services	211	220	224
Other services:
Taxation services	16	33	13
Transaction services	236	-	-

Amounts paid or payable to PricewaterhouseCoopers overseas firm for:
Audit services	319	-	-
Other services:
Taxation services	75	-	-
	857	253	237

In addition to the above fees, PricewaterhouseCoopers, US firm, earned $105,231 (2009: $278,731, 2008: $248,953) in connection with the audit of the Trust’s jointly controlled entities and $28,985 (2009: A$238,237, 2008: $247,532) in connection with tax services for the Trust’s jointly controlled entities. These amounts represent the fees charged to the jointly controlled entities. The Trust’s share of the fees is recorded as share of net profits from jointly controlled entities.

The decrease in fees charged to the jointly controlled entities and subsequent increase in the fees charged to the Group is partly as result of US LLC being consolidated from 19 October 2009. Fees in the prior year paid or payable to PricewaterhouseCoopers overseas firm was included in share of net profits from jointly controlled entities.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

5.	Distributions paid and proposed

There were no distributions paid or proposed for the year ended 30 June 2010 (2009: nil, 2008: A$85,976,000).

6.	Earnings per unit

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Basic earnings per unit (cents)	(0.31)	(65.50)	(0.88)
Diluted earnings per unit (cents)	(0.31)	(65.50)	(0.88)
Core earnings per unit (cents)	2.61	7.32	9.38
Earnings used in the calculation of basic and diluted earnings per unit ($'000)	(3,411)	(616,356)	(8,199)
Earnings used in the calculation of core earnings per unit ($'000) (refer to note 24)	28,402	68,843	87,155
Weighted average number of units used in the calculation of basic, diluted and core earnings per unit ($'000)	1,088,818	941,057	929,461

* Weighted average number of units is calculated from the date of issue of the units.

7.	Cash and cash equivalents

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Australian dollar accounts	3,893	30
US dollar accounts	35,264	928
	39,157	958

Surplus funds of the Group are held at call in the Group’s operating accounts and treasury accounts. Interest is receivable monthly in arrears. As at 30 June 2010, the weighted average interest rate on the Australian dollar accounts was 3.75% per annum (2009: 1.94% per annum, 2008: 6.21% per annum) and on the US dollar accounts was 0.38% per annum (2009: 0.12% per annum, 2008: 2.00% per annum).

(a) Cash not available for use

US dollar accounts include amounts that have restrictions on their use. Certain balances may no longer be able to be distributed or utilised by the Group as lender restrictions may limit or require that the funds be used in a certain manner. Total restricted amounts are $8.5 million.

8.	Receivables

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Trade receivable	21,802	-
GST receivable	423	4
Withholding tax receivable	-	110
Sundry debtors	2,921	560
Provision for impairment of trade receivables (note (a))	(4,587)	-
	20,559	674

The Group’s receivables are carried at amounts that approximate their fair value.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

8.	Receivables

(a) Impaired  trade receivables

As at 30 June 2010 current trade receivables of the Group and its controlled entities with a nominal value of $11,830,387 (2009: nil) were impaired. The amount of the provision was $4,587,000 (2009: nil). In the prior year trade receivables and the provision for impaired receivables were included in the total interest in jointly controlled entities. There were no impaired trade receivables for the Trust in 2010 or 2009.

The ageing of these impaired receivables is as follows:

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

1 to 3 months	1,794	-
3 to 6 months	122	-
Over 6 months	9,914	-
	11,830	-

Movements in the provision for impairment of receivables are as follows

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Provision at the beginning of the year	-	-
Transfer upon consolidation of investments in jointly controlled entities	(3,557)	-
Provision for impairment recognised during the year	(1,429)	-
Receivables written off during the year as uncollectible	399	-
Provision at the end of the year	(4,587)	-

The creation and release of the provision for impaired receivables has been included in net property income in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering further cash.

(b) Past due but not impaired

As at 30 June 2010, trade receivables of $9,715,398 (2009: nil) were past due but not impaired. These relate to tenants that have no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Up to 3 months	8,852	-
3 to 6 months	56	-
Over 6 months	807	-
	9,715	-

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on credit history of these other classes, it is expected that these amounts will be received when due. The Group does not hold any collateral in relation to these receivables.

9.	Other assets

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Prepayments	2,012	13
Other assets	8,616	-
	10,628	13

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

10.	Interest in jointly controlled entities

The Trust has an interest in certain jointly controlled entities with Developers Diversified Realty (DDR). The Trust exercises joint control over the jointly controlled entities, as neither the Trust nor its joint venture partner has control in their own right, irrespective of their ownership interest. The investments are accounted for in the financial statements using the equity method of accounting (refer to note 1(g)).

Information relating to the jointly controlled entities is detailed below.

			Ownership interest
	Country of	Principal	2 0 1 0	2 0 0 9
Jointly controlled entities	Incorporation	activity	%	%

EPN US Trust Inc. (US REIT I)*	United States	Property investment	99.98	97.32
EDT Fund LLC (US LLC)*	United States	Property investment	** 99.98	** 85.48
EPN US Trust II Inc. (US REIT II)*	United States	Property investment	99.91	99.90
DDR MDT MV LLC (MV LLC)	United States	Property investment	*** 49.95	*** 49.95
DDR MDT PS LLC (PS LLC)	United States	Property investment	*** 90.25	90.24

*
As a result of the DDR redemption, the investments in US REIT I, US REIT II and US LLC were consolidated by EDT from 19 October 2009, (see note 1(b)). These entities are no longer accounted for as jointly controlled entities (see note 1(b)).

**	Represents indirect interest held through US REIT I.

***	Represents indirect interest held through US REIT II.

(i)	Carrying amount of interest in jointly controlled entities

		Consolidated
		2 0 1 0	2 0 0 9
	Note	$ '000	$ '000

Carrying amount at the beginning of the year		404,957	952,677
Additions during the year		-	16,218
Share of profit before property valuation losses	10(ii)	2,243	49,070
Share of property valuation losses	10(ii)	(5,028)	(781,482)
Movement in share of cash flow hedge reserve		319	(9,674)
Distributions paid or payable for the year		(6,928)	(28,052)
Exchange rate differences on translation		(52,269)	206,200
Transfer to investment in controlled entities on consolidation	1(b)	(338,994)	-
Carrying amount at the end of the year		4,300	404,957

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

10.	Interest in jointly controlled entities (continued)

(ii)	Results attributable to jointly controlled entities (Trust’s share)

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Property income
Property income	60,873	254,647	226,156
Property expenses	(23,478)	(81,219)	(66,564)
Net property income	37,395	173,428	159,592

Management fees
Management base fee	(2,567)	(10,071)	(11,491)
Total management fee	(2,567)	(10,071)	(11,491)

Finance costs
Interest expense	(25,618)	(78,228)	(65,411)
Borrowing establishment costs - amortisation	(984)	(5,338)	(3,147)
Total finance costs	(26,602)	(83,566)	(68,558)

Loss on sale of property
Loss on sale of property*	(862)	(7,904)	-
Total loss on sale of property	(862)	(7,904)	-

Other income and expenses
Interest income	12	320	485
Derivative financial instrument loss	(2,973)	(14,363)	(2,195)
Other operating expenses	(2,160)	(8,774)	(4,609)
Total other income and expenses	(5,121)	(22,817)	(6,319)

Share of net profit from investments in jointly controlled entities before property valuation losses	2,243	49,070	73,224

Property valuation gains / (losses)
Revaluation of investment properties	-	13,202	25,209
Devaluation of investment properties	(4,824)	(795,113)	(163,036)
Revaluation of investment properties - adjustment for straight lining of fixed rent increases	(204)	429	(2,869)
Total Property valuation gains / (losses)	(5,028)	(781,482)	(140,696)

Share of net loss from investments in jointly controlled entities	(2,785)	(732,412)	(67,472)

*
During the year, the Trust sold five properties within MV LLC for US$30.5 million (approximately $35.7 million). The Trust’s interest in the properties was 49.95%. A loss on sale was recorded in the year of $3.6 million. Trust’s share was $0.2 million as no further losses have been recognised after the six months ended 31 December 2009 when MV LLC was equity accounted to nil.

Prior to the date that US LLC was consolidated, the Trust sold four properties for US$91.0 million (approximately $107.6 million). The Trust’s interest in the properties was 85.48%. A loss on sale was recorded in the period of $0.8 million. Trust’s share was $0.7million.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

10.	Interest in jointly controlled entities (continued)

(iii)	Share of jointly controlled entities’ assets and liabilities

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Current assets
Cash and restricted cash*	2,326	80,792
Property held for sale	1,746	99,343
Other assets	14,574	28,064
Total current assets	18,646	208,199

Non-current assets
Investment properties	176,779	1,688,566
Total non-current assets	176,779	1,688,566
Total assets	195,425	1,896,765

Current liabilities
Derivative financial instruments	-	23,518
Interest bearing liabilities	106,775	716,055
Other liabilities	3,037	25,153
Total current liabilities	109,812	764,726

Non-current liabilities
Interest bearing liabilities	92,274	727,082
Total non-current liabilities	92,274	727,082
Total liabilities	202,086	1,491,808

Net assets	(6,661)	404,957

*
Restricted cash of $nil (2009: $39.7 million) is funds released from the Mervyns Letter of Credit placed in a lender’s controlled account to be applied against fitout costs to re-lease the property. In May 2010, this letter of credit has been applied against the loan facility.

**
The investment in MV LLC has a net assets deficiency of $11.0 million at 30 June 2010. The Trust’s investment in MV LLC was equity accounted to nil in the six months ended 31 December 2009. This increases the value of Investments in joint venture entities in the Statement of Financial Position to $4.3 million when the deficiency is added back to the value of $6.7 million above.

As a result of the DDR redemption, the assets and liabilities of US LLC, US REIT I and US REIT II are no longer included in the share of joint venture entities’ assets and liabilities at 30 June 2010, as they have been consolidated with the assets and liabilities of the Trust. Refer to note 10(i) for a reconciliation of the movement in the carrying amount of interest in jointly controlled entities during the year.

The jointly controlled entities have no contingent liabilities or capital commitments at 30 June 2010 (2009: $nil).

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

11.	Investment properties

		Consolidated
		2 0 1 0	2 0 0 9
	Note	$ '000	$ '000

At Fair value
Balance at the beginning of the year		-	-
Additions during the period		6,057	-
Transfer to investment properties upon consolidation of investments in jointly controlled entities*		1,367,199	-
Disposals during the period		(6,143)	-
Net property devaluations		(99)	-
Exchange rate differences on translation		141,036	-
Balance at the end of the year		1,508,050	-

*
As a result of the DDR redemption, the investment properties held in US LLC were consolidated by EDT from 19 October 2009. The impact of $1.37 billion is shown in the table above. Refer to note 1(h) for investment property valuation basis.

(i) Valuation basis

The Trust obtains independent valuations in accordance with the policy set out in note 1(h). The directors update their assessment of the fair value of each property, taking into account the most recent independent valuations. Please refer to note 1(h).

At the end of the reporting period, the key assumptions used in determining fair value were in the following ranges for the Group’s portfolio of properties:

	Independent	Directors
	Valuations	Valuations
	Range	Range

Discount Rate	8.50% - 12.50%	N/a
Terminal yield	8.0% - 9.75%	N/a
Capitalisation rate	7.50% - 9.25%	7.50% - 14.25%
Expected vacancy rate	3.00% - 11.00%	0.00% - 10.00%
Rental growth rate	0% - 1%	0%

(ii) Non-current assets pledged as security

Refer to note 14 for information on non current assets pledged as security.

(iii) Contractual obligations

There are no contractual obligations related to investment properties at the end of the period.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

11.	Investment properties (continued)

(iv) Leasing arrangements

Some of the investment properties are leased to tenants under long term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:

Minimum lease payments under non-cancellable operating lease of investment properties not recognised in the financial statements are receivable as follows:

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Within one year	103,574	-
Later than one year but not later than 5 years	301,324	-
Later than 5 years	150,967	-
	555,865

12.	Payables

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Trade payable	783	-
Custodian fees	28	14
Real estate taxes payable	13,918	-
Interest payable	3,285	-
Withholding tax payable	195	-
Amounts payable to settle derivative contracts closed before year end	-	1,292
Sundry creditors and accruals	10,646	480
	28,855	1,786

13.	Derivative financial instruments

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Liabilities
Current
Forward foreign exchange contracts	-	11,148
Interest rate swaps	-	28,289
Callable interest rate swaps	-	6,208
	-	45,645

Forward foreign exchange contracts

The Trust entered into forward foreign exchange contracts to sell US dollars and receive Australian dollars. The last of these forward contracts had a maturity date of August 2013.

On 9 January 2009, the Trust entered into offsetting foreign exchange forward agreements for 96% of its currency income hedge exposures. Accordingly, changes in the fair value of these contracts from 9 January 2009 are recorded in the Income Statement. The change in fair value up to 9 January 2009 of $73.5 million was recorded in the foreign currency translation reserve, while the remainder was recognised in the Income Statement in the prior period.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

13.	Derivative financial instruments (continued)

On 13 May 2010, the Trust cancelled the remaining foreign exchange forward contracts resulting in a loss of $11.1 million. As at 30 June 2010, the Trust has no forward foreign exchange contracts.

Cross currency swaps

During the prior year, the Trust cancelled its cross currency swaps resulting in a realised gain of $15.7 million.

Interest rate swaps

The Trust entered into interest rate swaps agreements on 30 June 2009 totalling US$150 million that entitled the Trust to receive and pay fixed rates on the notional principal amount. The Trust received a fixed rate from 3.49% to 3.5% while it paid a fixed rate from 5.53% to 5.54% per annum. The interest rate swaps contracts had maturity dates ranging from July 2017 to October 2017.

On 13 May 2010, the Trust cancelled the interest rate swaps resulting in a loss of $25.1 million being recognised in the Income Statement. As at 30 June 2010, the Trust has no interest rate swaps.

As a result of the DDR redemption, five interest rate swaps with a fair value of US$25.2 million were consolidated by EDT from 19 October 2009. The interest rate swaps totalling US$514.8 million had maturity dates ranging from 17 November 2010 to 2 June 2014. During the period, the interest rate swaps were cancelled resulting in a loss of $39.0 million being recognised in the Income Statement. As at 30 June 2010, the controlled entities have no interest rate swaps.

Callable interest rate swaps

In a prior period the Trust entered into interest rate swap agreements totalling US$50 million that entitled the Trust to receive interest at a floating rate on a notional principal amount and obliged it to pay interest at a fixed rate on the same amount. The counterparties had the option to cancel these swaps at the end of each quarter. The interest rate swap contracts had a maturity date of August 2014.

During the year, the Trust cancelled the callable swaps resulting in a loss of $6.3 million being recognised in the Income Statement. As at 30 June 2010, the Trust has no callable interest rate swaps.

14.	Interest bearing liabilities

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000
Secured Loans
Current
Borrowings	300,361	-
Less: Unamortised transaction costs	(2,248)	-
	298,113	-

Non-current
Borrowings	717,430	-
Less: Unamortised transaction costs	(7,988)	-
	709,442

Unsecured Loans
Current
Borrowings	-	1,456
Less: Unamortised transaction costs	-	(160)
	-	1,296

As a result of the DDR redemption, the interest bearing liabilities of $1.05 billion held in US LLC and US REIT I were consolidated into EDT from 19 October 2009.

The debt facilities held in the US LLC are secured by registered charges over investment properties.

At 30 June 2010, total interest bearing liabilities on a ‘look through’ basis were $1,204 million (2009: $1,449 million) with a total facility limit of $1,204 million (2009: $1,449 million). Refer to note 22(d) for the Trust’s debt maturity profile.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

14.	Interest bearing liabilities (continued)

(b) Secured liabilities and assets pledged as security

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Current
Investment properties	432,663	-

Non-current
Investment properties	1,075,387	-
	1,508,050	-

15.	Contributed equity

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Balance at the beginning of the year	945,040	939,657
DRP issue	-	5,394
Placement	9,479	-
Entitlement Offer	198,858	-
Equity issue costs	(11,621)	(11)
Balance at the end of the year	1,141,756	945,040

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Units on issue at the beginning of the year	943,203,042	929,460,855
DRP issue *	-	13,742,187
Placement **	141,480,000	-
Entitlement Offer	3,615,607,826	-
Units on issue at the end of the year	4,700,290,868	943,203,042

**Units were issued to the Cornerstone Investor EPN GP, LLC

As stipulated in the Trust Constitution, each unit represents a right to an individual share in the Trust and does not extend to a right to the underlying assets of the Trust. There are no separate classes of units and each unit has the same rights attaching to it as all other units in the Trust.

Each unit confers the right to vote at meetings of unitholders, subject to any voting restrictions imposed on a unitholder under the Corporations Act 2001.

On 7 May 2010 the Trust invited its unitholders to subscribe to a rights issue of 3,615,607,826 units at an issue price of $0.055 per unit on the basis of 10 units for every 3 existing units held, with such units being issued on 18 June 2010.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

15.	Contributed equity (continued)

Distribution  reinvestment plan

The Trust has established a DRP under which unitholders may elect to have all or part of their distribution entitlements satisfied by the issue of new units rather than being paid in cash. As permitted under the DRP Rules, the directors of the Responsible Entity suspended the Trust’s DRP commencing with the quarter ended 30 September 2006. The DRP was reinstated from the quarter ended 30 June 2008. As per note 5, the Trust has not declared any distributions for the years ended 30 June 2010 and 30 June 2009.

16.	Reserves

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Foreign currency translation reserve
Opening balance	(133,487)	(266,151)	(143,209)
Exchange rate differences on translation of foreign operations	(17,542)	206,152	(143,130)
Movement in fair value of effective net investment hedges	-	(73,488)	20,188
Closing balance	(151,029)	(133,487)	(266,151)

Capital reserve
Closing balance	(3,212)	(3,212)	(3,212)
Closing balance	(3,212)	(3,212)	(3,212)

Cash flow hedge reserve
Opening balance	(28,818)	(19,144)	8,698
Movement in effective cash flow hedges	12,547	(9,674)	(27,842)
Closing balance	(16,271)	(28,818)	(19,144)
Total reserves	(170,512)	(165,517)	(288,507)

Nature and purpose of reserves

Foreign currency translation reserve

Exchange differences arising on translation of the interest in jointly controlled entities and controlled entities are taken to the foreign currency translation reserve, as described in note 1(t).

Capital reserve

The capital reserve represents the amounts transferred to the reserve for pari pasu distribution.

Cash flow hedge reserve

The cash flow hedge reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(j). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

17.	Accumulated losses

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Accumulated losses
Realised items	25,257	85,540	29,421
Investment property revaluations	(463,451)	(463,455)	323,390
Unrealised derivative revaluations	14,767	(48,813)	3,483
Other unrealised items	(1,633)	5,080	(141,835)
Total accumulated losses	(425,060)	(421,648)	214,459

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

18.	Net tangible assets

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Total tangible assets	1,582,694	406,602
Less: Total liabilities	(1,036,410)	(48,727)
Less: non-controlling interests	(100)	-
Net tangible assets	546,184	357,875

Total number of units on issue	4,700,290,868	943,203,042
Net tangible asset backing per unit	$0.12	$0.38

19.	Tax liabilities

Capital gains on the future sales of the Trust’s investments are subject to US withholding tax pursuant to the Foreign Investment in Real Property Tax Act, at a withholding tax rate of 35%. If the capital gain is not distributed, but the proceeds from the disposal are reinvested in a qualifying asset, the tax payable can be deferred and ‘rolled over’ into the tax cost base of the qualifying asset. Refer to note 1(p). All deferred tax movements meeting recognition criteria are recorded through the Income Statement.

Due to the difference between the tax cost base and carrying value of the investment property at 30 June 2010, a deferred tax asset of $63.5 million (2009: $71 million) could be recognised. Due to the uncertainty over the recoverability of this deferred tax asset, this balance has not been recognised at 30 June 2010 or 30 June 2009.

20.	Significant contract terms and conditions

If the Responsible Entity is removed, or there is a change in control of DDR or the US REITs or other defined events occur, then DDR or the US REITs may exercise its pre-emptive right to acquire the properties held by the jointly controlled entities at fair market value.

21.	Cash flow information

(a) Reconciliation of profit / (loss) to net cash flows from operating activities:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Loss	(3,410)	(616,356)	(8,199)

Non cash items
Share of jointly controlled entities net loss / (profit) less distributions	9,713	(21,018)	81,240
Property valuation losses	99	781,482	140,696
Unrealised gain on derivatives	(63,582)	-	(4,000)
Loss on sale of investment property	344	-	-
Exchange rate differences on translation	5,597	(576)	109

Classified as financing activities
Interest paid	48,324	375	3,284

Changes in assets and liabilities
Decrease/(increase) in assets:
Receivables	4,029	(432)	1,581
Increase / (decrease) in liabilities:
Payables	3,735	(4,220)	933
Other	-	-	8
Derivative financial instruments not recognised in the foreign currency translation reserve	(5,626)	38,656	14,667
Deferred tax liability	-	(147,780)	(57,298)
Net cash flows from operating activities	(777)	30,131	173,021

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

21.	Cash flow information (continued)

(b) Non-cash financing and investing activities:

The following items are not reflected in the Statement of Cash Flows:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Distributions by the Trust satisfied during the financial year by the issue of units under DRP	-	5,394	-

(c) Obtaining control of subsidiary:

The following items are not reflected in the Statement of Cash Flows:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Interest in US LLC as jointly controlled entity prior to consolidation	338,994	-	-

Cash	33,038	-	-
Receivables	26,492	-	-
Other assets	8,004	-	-
Investment properties	1,367,199	-	-
Derivative financial instruments	(27,168)	-	-
Payables	(23,674)	-	-
Interest bearing liabilities	(1,046,621)	-	-
Net assets of US LLC on consolidation	337,270	-	-
Cash received by EDT upon DDR redemption	1,724	-	-

Cash received by EDT upon DDR redemption	1,724	-	-
Cash of US LLC	33,038	-	-
Net cash acquired upon consolidation of US LLC	34,762	-	-

22.	Capital and financial risk management

(a)	Capital risk management

The Trust’s objectives when managing capital is to optimise unitholder value through the mix of available capital sources whilst complying with statutory and constitutional capital and distribution requirements, maintaining gearing and interest cover ratios within approved limits and continuing to operate as a going concern.

The Trust assesses its capital management approach as a key part of the Trust’s overall strategy and it is continuously reviewed by management and the board.

The Trust is able to alter its capital mix by issuing new units, activating the DRP, electing to have the DRP underwritten, adjusting the amount of distributions paid, activating a unit buy-back programme or selling assets to reduce borrowings.

The Trust has a target gearing of 45% to 55% calculated as total liabilities to total assets on a ‘look through’ basis. In calculating ‘look though’ gearing, the Trust’s interests in jointly controlled entities are proportionately consolidated based on the Trust’s ownership percentage. At 30 June 2010, gearing was 69.4% (2009: 81.2%).

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

22.	Capital and financial risk management (continued)

(a)	Capital risk management (continued)

The Trust now has capital hedging in place in the form of natural hedging. All borrowings of the Group are denominated in USD which is financed by net property income also denominated in USD.

Subsidiaries and jointly controlled entities obtain property insurance with creditworthy insurers in order to protect the Group’s assets.

(b)	Financial risk management

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables and interest bearing liabilities.

The Group’s activities expose it to a variety of financial risks: market risk (currency risk and interest rate risk), liquidity risk and credit risk.

The Group manages its exposure to these financial risks in accordance with the Trust’s Financial Risk Management (FRM) policy as approved by the board.

The policy sets out the Trust’s approach to managing financial risks, the policies and controls utilised to minimise the potential impact of these risks on its performance and the roles and responsibilities of those involved in the management of these financial risks.

The Group uses various measures to manage exposures to these types of risks. The main methods include foreign exchange and interest rate sensitivity analysis, ageing analysis of debtors and counterparty credit assessment and the use of future rolling cash flow forecasts.

The Group uses derivative financial instruments such as forward foreign exchange contracts and interest rate swaps to manage its financial risk as permitted under the FRM policy. Such instruments are used exclusively for hedging purposes, i.e. not for trading for speculative purposes.

(c)	Market risk

Foreign exchange risk

Foreign exchange risk is the risk that changes in foreign exchange rates will change the Australian dollar value of the Group’s net assets or its Australian dollar earnings. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Trust’s functional currency.

The Group is exposed to foreign exchange risk through investing in overseas investment property and deriving rental income from those properties. The Group manages this exposure on a ‘look though’ basis including those held through jointly controlled entities.

Foreign investment

The table below sets out the Group’s US dollar exposure, and how, through the use of debt, this exposure is reduced. It also provides an analysis of the effect of reasonably possible movements of the US dollar against the Australian dollar, with all other variables held constant. A negative amount in the table reflects a potential net reduction in profit or equity, while a positive amount reflects a net potential increase. The US dollar amounts in the table below have been converted to Australian dollars at the year-end exchange rate.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

22.	Capital and financial risk management (continued)

(c)	Market risk (continued)

	Australian dollar exposure		US dollar exposure
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	$ '000	$ '000	$ '000	$ '000
Assets
Cash and cash equivalents	3,893	30	35,369	928
Receivables and other assets	451	577	30,630	110
Interest in jointly controlled entties	-	-	4,300	404,957
Investment properties	-	-	1,508,050	-
Total assets	4,344	607	1,578,349	405,995

Liabilities
Payables	824	494	28,034	1,292
Derivative financial instruments	-	11,148	-	34,497
Interest bearing liabilities	-	-	1,007,555	1,296
Total liabilities	824	11,642	1,035,589	37,085

Net assets	3,520	(11,035)	542,760	368,910

Notional value of derivatives to hedge foreign exchange exposure	-	-	-	-

Net exposure to foreign exchange movements	3,520	(11,035)	542,760	368,910

The sensitivity of the Group to foreign exchange rate movements is shown in the table below:

	Profit		Core earnings		Total equity movement
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000

AUD:USD - AUD increase 10%	(255)	3,159	(4,576)	-	(49,342)	(33,537)
AUD:USD - AUD decrease 10%	312	(3,475)	5,593	-	60,307	40,990

Foreign income

Through investing in overseas assets, the Group earns foreign denominated income. Net rental income derived is naturally offset by local denominated expenses including interest and tax.

Until January 2009, The Group used forward foreign exchange contracts to convert net foreign denominated currency exposure back to Australian dollars at predetermined rates out into the future. As discussed in note 13, offsetting contracts were taken out on 9 January 2009.

The majority of the Group’s forecast profits for the next four years are in USD. The Group is however partially hedged to the extent that all borrowings and the majority of expenses are in USD.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates will impact the earnings of the Group.

The Group is exposed to interest rate risk predominantly through borrowings. The Group manages this exposure on a ‘look through’ basis including the borrowings of jointly controlled entities. The Group applies benchmark hedging bands across its differing interest rate exposures and utilises interest rate swaps, to exchange floating interest rates to fixed interest rates, to manage its exposure between these bands. Compliance with the policy is reviewed regularly by management and is reported to the board each meeting.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

22.	Capital and financial risk management (continued)

(c)	Market risk (continued)

Interest rate risk (continued)

The Group has exposures to interest rate risk on its monetary assets and liabilities. During the period this was mitigated by the use of interest rate swaps which were closed out in June 2010. The table demonstrates the sensitivity to reasonably possible changes in interest rates, with all other variables held constant. A negative amount in the table reflects a potential net reduction in profit, core earnings or equity, while a positive amount reflects a net potential increase.

	Consolidated
	Australian dollar exposure		US dollar exposure
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	$ '000	$ '000	$ '000	$ '000

Fixed rate
Interest bearing liabilities	-	-	(754,729)	(1,012,328)
Total fixed rate	-	-	(754,729)	(1,012,328)

Floating rates
Cash and cash equivalents	3,893	30	35,369	928
Interest bearing liabilities	-	-	(252,826)	(432,105)
Total floating rate (before interest rate swaps)	3,893	30	(217,457)	(431,177)

Interest rate swaps	-	-	-	61,975

Net floating interest rate exposure	3,893	30	(217,457)	(369,202)

The sensitivity of the Group to interest rate movements is shown in the table below:

	Consolidated
	Profit		Core earnings		Total equity movement
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000

1.0% p.a increase in AUD rates	39	267	39	-	-	267
1.0% p.a decrease in AUD rates	(39)	(267)	(39)	-	-	(267)

1.0% p.a increase in USD rates	(2,175)	12,617	(2,175)	(3,692)	11	16,309
1.0% p.a decrease in USD rates	2,175	(12,617)	2,175	3,692	(11)	(16,309)

At balance date, the consolidated entity has fixed 80.9% (2009: 74.5%) of its net interest exposure.

(d)	Liquidity risk

Liquidity risk arises if the Group has insufficient liquid assets to meet its short-term obligations. Liquidity risk is managed by maintaining sufficient cash balances and adequate committed credit facilities. Prudent liquidity management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The instruments entered into by the Group were selected to ensure sufficient funds would be available to meet the ongoing cash requirements of the Group.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

22.	Capital and financial risk management (continued)

(d)	Liquidity risk (continued)

The following tables provide the contractual maturity of the Group’s fixed and floating rate financial liabilities as at 30 June 2010. The amounts presented represent the future contractual undiscounted principal and interest cash flows and may not equate to the value shown in the Statement of Financial Position. Repayments that are subject to notice are treated as if notice were given immediately.

	Consolidated
	30 June 2010
	Book	Less than	1 to 2	2 to 3	3 to 4	4 to 5	Over 5
	value	1 year	years	years	years	years	years	Total
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000

Financial liabilities
Payables	28,855	28,855	-	-	-	-	-	28,855
Interest bearing liabilities	1,017,792	344,799	177,810	285,945	20,392	20,392	320,452	1,169,790
Total undiscounted financial liabilities	1,046,647	373,654	177,810	285,945	20,392	20,392	320,452	1,198,645

	Consolidated
	30 June 2009
	Book	Less than	1 to 2	2 to 3	3 to 4	4 to 5	Over 5
	value	1 year	years	years	years	years	years	Total
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000

Financial liabilities
Payables	1,786	1,786	-	-	-	-	-	1,786
Interest bearing liabilities	1,296	1,477	-	-	-	-	-	1,477
Derivative financial instruments*	45,645	45,645	-	-	-	-	-	45,645
Total undiscounted financial liabilities	48,727	48,908	-	-	-	-	-	48,908

*	The derivative financial instruments at 30 June 2009 included callable interest rate swaps where the counterparties had the option to cancel the swaps at the end of each quarter.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

22.	Capital and financial risk management (continued)

(d)	Liquidity risk (continued)

The table below shows the debt maturity profile of the Group on a ‘look through’ basis:

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000

Less than 1 year	394,683	717,511
1 to 2 years	141,167	147,037
2 to 3 years	257,647	159,277
3 to 4 years	92,274	7,863
4 to 5 years	-	98,284
More than 5 years	318,616	319,115
Total debt before unamortised borrowing costs	1,204,387	1,449,087
Borrowing costs to be amortised	(10,236)	(4,654)
Total debt after unamortised borrowing costs	1,194,151	1,444,433

As at 30 June 2010, total interest bearing liabilities before unamortised borrowing costs are $1,204 million (2009:$1,449 million) with total facilities of $1,204 million (2009: $1,449 million).

(e)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause the Group to make a financial loss. The Group has exposure to credit risk on all of its financial assets included in the Group’s Statement of Financial Position.

For derivative financial instruments and cash, there is only a credit risk where the contracting entity is liable to pay the Group in the event of a close out. The Group had policies that limit the amount of credit exposure to any one financial institution. Derivative counterparties and cash transactions are limited to investment grade counterparties in accordance with the Trust’s FRM policy. The Group monitors the public credit rating of its counterparties.

The controlled entities manage credit risk exposure from trade receivables by performing credit reviews of prospective tenants, obtaining tenant collateral where appropriate and performing detailed reviews on tenant arrears.

In addition to the credit exposure shown above, the Group has an indirect credit exposure relating to the assets held by its jointly controlled entities. The jointly controlled entities manage this risk by performing credit reviews of prospective tenants, obtaining tenant collateral where appropriate and performing detailed reviews on tenant arrears.

As at 30 June 2010, the Trust’s share of the trade debtors of the jointly controlled entities are $1,308,837 (2009: $13,805,448) and the provision held against these is $388,990 (2009: $3,560,884).

(f)	Fair value measurements

The carrying amounts of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. The fair value of borrowings approximates the carrying amount, as the impact of discounting is not significant.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

23.	Related party disclosures

(a)	Directors

The following persons were directors of the Responsible Entity during the financial year:

—   Steven Guttman

—   David Spruell

—   David Oakes

—   Daniel Hurwitz

—   Alexander Berman (appointed 18 June 2010)

—   Karlis Cerbulis (appointed 18 June 2010)

—   Gregory Katz (appointed 18 June 2010)

—   Zvi Maayan (appointed 18 June 2010)

—   David Machloof (appointed 18 June 2010)

—   Luke Petherbridge (appointed 18 June 2010)

—   Simon Jones (resigned 18 June 2010)

—   Stephen Girdis (resigned 18 June 2010)

—   Scott Wolstein (resigned 18 June 2010)

—   Richard Sheppard (resigned 18 June 2010)

—   Robert Joss (resigned 18 June 2010)

—   Joan Allgood (alternate for Daniel Hurwitz)

—   John Wright (alternate for Richard Sheppard, Mark Baillie and Stephen Girdis) (resigned 19 March 2010).

Compliance fees and board audit committee fees totalling $118,000 (2009: $118,000, 2008: $118,000) were paid or payable by the Trust to the independent directors, Steven Guttman, Robert Joss and David Spruell, for the financial year. These amounts are reviewed from time to time in consultation with external experts to ensure that remuneration reflects the service expected to be performed.

(b)	Responsible entity

The Responsible Entity of EDT Retail Trust (formerly known as Macquarie DDR Trust) is EDT Retail Management Limited (formerly known as Macquarie DDR Management Limited),a wholly owned subsidiary of EDT Management LLC, a company incorporated in Delaware and from 18 June 2010, ultimately owned 50% by EPN GP LLC and 50% by Developers Diversified Realty (DDR). The Responsible Entity's registered office and principal place of business is 1 Martin Place, Sydney, NSW 2000.

(c)	Parent entity

The parent entity of the Group is EDT Retail Trust (formerly known as Macquarie DDR Trust).

(d)	Transactions with related parties

A Macquarie Group Limited (MGL) subsidiary owned 50% of ERML’s parent entity up until 18 June 2010 at which point the 50% interest was sold to EPN. The remaining 50% of ERML continues to be held by DDR.

The Trust has paid or accrued as payable $220,000 (2009: $215,000, 2008: $165,000) to MGL for the reimbursement of accounting services provided to the Trust for the year ended 30 June 2010.

MGL executed foreign exchange transactions for the Trust during the year. Foreign exchange transactions were executed at market rates including any applicable margins. During the year the Trust also cancelled the remaining foreign exchange hedging contracts that were in place, this resulted in a payment to MGL for $11,060,539 (2009: $nil).

The Group had funds totalling $4,746,495 (2009: $957,767, 2008: $533,335) in operating bank accounts with MGL at 30 June 2010. The Group earned interest at commercial rates. Interest income from these accounts totalling $105,764 (2009: $119,218, 2008: $310,550) is included in the determination of profit for the Group for the year ended 30 June 2010.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

23.	Related party disclosures (continued)

(d)	Transactions with related parties (continued)

The Group paid Macquarie Investment Management Limited $774 (2009: $3,503, 2008: $1,051) for the provision of call centre services during the year.

MGL and related entities of MGL held 1,300,000 units as at 30 June 2010 (2009: 16,410,795 units, 2008: 25,161,003 units). DDR and related entities of DDR held 4,590,000 units as at 30 June 2010 (2009: 93,301,647 units, 2008: 62,934,579 units). EPN and related entities of EPN held 2,247,828,466 units as at 30 June 2010.

The Trust received distributions from US REIT I and US REIT II in the current and prior financial years.

DDR received fees for providing property management, construction management, leasing and maintenance services of US$10,358,017 (2009: US$12,372,342, 2008: US$12,769,657) during the year. These fees are received under the terms of the Property Management and Leasing Agreements.

DDR provides tax preparation services to the US LLCs (being US LLC, PS LLC and MV LLC) and the US REITs. During the year, the US LLCs and the US REITs recorded US$95,985 and US$36,500 respectively (2009: US$48,075 and US$36,500, 2008: US$75,275 and US$36,500) for taxation fees paid or payable to DDR.

DDR provides legal and other professional services to the US LLCs and the US REITs. During the year, the US LLCs and the US REITs recorded US$214,695 and US$nil respectively (2009: US$342,358 and US$nil, 2008: US$242 and US$nil) for legal fees paid or payable to DDR.

DDR received disposition fees totalling US$779,760 (2009: US$nil) during the year. MBL received disposition fees of US$227,500 (2009: US$nil, 2008: US$497,820) during the year. These fees are received under the terms of the Partnership Agreement. Disposition fees are for arranging the sale of any property by the US LLCs to a third party and are calculated as 1% of the sale price of such property.

MGL received a US$175,000 (2009: $nil) and DDR received a US$75,000 (2009: $nil) Bison loan extension fee from US LLC. This fee was calculated as approximately 0.25% of the outstanding loan balance at the time of the extension.

Macquarie Capital Advisers Limited received a success based fee for the work undertaken as part of the Strategic Review announced in December 2008. For the year ended 30 June 2010, Macquarie Capital Advisers Limited received $533,236 (2009: $nil). Macquarie Capital Advisers Limited is owned 100% by MGL.

Macquarie Capital Advisers Limited received an advisory and an underwriting fee for the work undertaken as part of the capital raising transaction in June 2010 of $2,310,000 and $5,951,833 respectively.

The above fees and transactions were all based on market rates and on normal commercial terms and conditions and have been approved by the directors of the Responsible Entity (excluding those directors that are related to the counterparty of the related party transaction being approved).

(e)	Base fee and performance fee

Under the terms of the Trust Constitution, the Responsible Entity is entitled to receive the following remuneration from the Trust, comprising a base fee and a performance fee:

The base fee is calculated at 0.45% per annum of the Trust’s interest in the fair market value of the properties and any other assets in the US LLCs.

The base fee is calculated six monthly and is paid quarterly in arrears with the first quarterly payment being a part payment on account for the six-month period.

The base fee payable to the Responsible Entity is reduced to the extent that management fees are paid or payable to the US Manager under the relevant operating agreements.

In addition to the base fee, the Responsible Entity is entitled to a performance fee, payable in Trust units and/or shares in the US REITs (REIT Performance  Shares) or in cash in certain circumstances, where the performance of the Trust in any six-month period ending 30 June or 31 December exceeds that of the S&P/ASX 200 Property Accumulation Index (Index).

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

23.	Related party disclosures (continued)

(e)	Base fee and performance fee (continued)

If the Trust’s performance during the six-month period is higher than the percentage increase in the Index for the relevant period, then the Responsible Entity is entitled to new Trust units or REIT Performance Shares with a total value equal to:

(i)	5% of the total Increased Unitholder Value from outperformance; plus

(ii)	15% of the Increased Unitholder Value above 2% nominal outperformance per annum (1% per half year).

The Increased Unitholder Value is measured as the market capitalisation of the Trust at the commencement of the relevant period, multiplied by the nominal percentage outperformance of the Trust relative to the Index for that period.

The performance fee is calculated and payable, if entitled, each half year at December and June. The first performance fee period was from 26 November 2003 to 30 June 2004. Units and/or REIT Performance Shares issued in satisfaction of the performance fee (if any) are subject to an annual cap, whereby total base and performance fees paid in any one year must not exceed 80 basis points of the Trust’s interest in the fair market value of the properties and other assets in the US LLCs (Cap Calculation Assets). Where REIT Performance Shares are issued, the annual cap is calculated using the US dollar value of the Cap Calculation Assets. Any performance fees which have been unable to be satisfied by the issue of units and/or REIT Performance Shares because of the operation of the cap, will be able to be issued on the three-year anniversary of the end of the period in which they were earned, or any time thereafter if the accumulated performance of the Trust for the three-year (or longer) period exceeds the benchmark return for the same period. Any unpaid fees will continue to be paid up to 80 basis points in any future period.

Any performance fee payable to the Responsible Entity is reduced to the extent that performance fees are received by the US Manager under the relevant operating agreements.

The Responsible Entity / US Manager total base and performance fees for the financial year is detailed as follows:

	Consolidated
	2 0 1 0	2 0 0 9	2 0 0 8
	$ '000	$ '000	$ '000

Base fee	7,295	10,071	11,491
Performance fee	-	-	-
	7,295	10,071	11,491

No performance fee was earned by the Responsible Entity during the year. In the calculation of the performance fee, outperformance will be assessed on a cumulative basis and accordingly, underperformance for the period from 26 November 2003 to 30 June 2010 will need to be recovered before the Responsible Entity is entitled to any future performance fees.

The Trust does not provide any other benefits to the Responsible Entity or directors of the Responsible Entity other than those described in note 23.

(f)	Key management personnel and remuneration

Key management personnel (KMP) are defined in AASB 124 Related Party Disclosures as those having authority and responsibility for planning, directing and controlling the activities of the entity. The Responsible Entity meets the definition of KMP as it has this authority in relation to the activities of the Trust. These powers have not been delegated by the Responsible Entity to any other person. Accordingly, the Chief Executive Officer (CEO) of the Trust is not considered to be KMP as he does not have sufficient individual authority and responsibility for planning, directing and controlling the activities of the Trust.

Details of management fees charged to the Trust by the Responsible Entity and its related entities are included in note 23(e).

No payments were made by the Trust or by the Responsible Entity on behalf of the Trust to the executive directors or the CEO during the year.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

23.	Related party disclosures (continued)

(g)	Directors’ interest in Trust units

The number of units held directly, indirectly or beneficially by the directors of the Responsible Entity or their director related entities are:

	Units held
	2 0 1 0	2 0 0 9

Steven Guttman	693,333	160,000
David Spruell	1,053,168	243,039
David Oakes	-	-
Daniel Hurwitz	-	-
Alexander Berman (appointed 18 June 2010)	-	n/a
Karlis Cerbulis (appointed 18 June 2010)	-	n/a
Gregory Katz (appointed 18 June 2010)	-	n/a
Zvi Maayan (appointed 18 June 2010)	-	n/a
David Machloof (appointed 18 June 2010)	-	n/a
Luke Petherbridge (appointed 18 June 2010)	-	n/a
Simon Jones (resigned 18 June 2010)	n/a	-
Stephen Girdis (resigned 18 June 2010)	n/a	239,662
Scott Wolstein (resigned 18 June 2010)	n/a	100,000
Richard Sheppard (resigned 18 June 2010)	n/a	1,566,775
Robert Joss (resigned 18 June 2010)	n/a	250,000
Joan Allgood (alternate for Daniel Hurwitz)	-	-
John Wright (alternate for Richard Sheppard and Stephen Girdis) (resigned 19 March 2010)	n/a	120,000

The aggregate number of units of the Trust acquired or disposed of by the directors of the Responsible Entity or their director related entities was:

	Units held
	2 0 1 0	2 0 0 9
Acquisitions
Richard Sheppard	-	554,775
Steven Guttman	533,333	100,000
David Spruell	810,129	12,478
John Wright	-	100,000

There were no disposals during the year ended 30 June 2010.

No options in the Trust are held by directors of the Responsible Entity.

24.	Segment information

The directors of the Responsible Entity have determined the operating segments based on the reports reviewed by the chief operating decision maker, being the board of the Responsible Entity.

The board considers the business from the aspect of each core portfolio and the Trust operations and has identified 3 operating segments. The segments are: MV LLC investment properties (Single Box Portfolio), shopping centres, and other operations. Other operations include all non property related activities including derivative financial instruments, debt, expenses, and minority interests.

The operating segment note discloses each core portfolio in both their respective local currencies and in Australian dollars. The other operations are presented in Australian dollars only. This information is presented on a ‘look through’ basis. The term ‘look through’ refers to assets, liabilities, revenue, and expenses of the controlled entities and the assets, liabilities, revenue and expenses held through jointly controlled entities. The value of assets, liabilities, revenue, and expenses held in jointly controlled entities are included based on the Trust’s ownership percentage. This is consistent with the manner in which the information is presented to the board in its capacity as chief operating decision maker. Total segment assets and total segment liabilities have been reconciled to total assets and total liabilities reported in the Statement of Financial Position.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

24.	Segment information (continued)

	Single Box	Shopping
	Portfolio	Centres	Other	Total
Segment result	$ '000	$ '000	$ '000	$ '000
Year ending 30 June 2010
Net property income (USD)	(1,551)	99,670	-	98,119
Net property income (AUD)	(1,939)	112,455	-	110,516
Interest income	13	(18)	115	110
Interest expense	(3,752)	(63,507)	(56)	(67,315)
Management base fees	(301)	(6,992)	-	(7,293)
Administration/other expenses	(309)	(5,563)	(3,333)	(9,205)
Loss on derivatives	-	-	(2,288)	(2,288)
Realised foreign currency loss	-	-	(1,470)	(1,470)
Mervyns investment adjustment *	6,288	-	-	6,288
Withholding tax expense	-	-	(941)	(941)
Core earnings	-	36,375	(7,973)	28,402

	Single Box	Shopping
	Portfolio	Centres	Other	Total
Segment result	$ '000	$ '000	$ '000	$ '000
Year ending 30 June 2009
Net property income (USD)	9,446	118,611	-	128,057
Net property income (AUD)	12,166	162,084	-	174,250
Interest income	215	104	119	438
Interest expense	(8,655)	(74,911)	(6,071)	(89,637)
Management base fees	(908)	(9,163)	-	(10,071)
Administration/other expenses	(730)	(7,238)	(2,149)	(10,117)
Gain on derivatives	-	-	4,836	4,836
Realised foreign currency loss	-	-	518	518
Withholding tax expense	-	-	(1,374)	(1,374)
Core earnings	2,088	70,876	(4,121)	68,843

	Single Box	Shopping
	Portfolio	Centres	Other	Total
Segment result	$ '000	$ '000	$ '000	$ '000
Year ending 30 June 2008
Net property income (USD)	17,379	123,929	-	141,308
Net property income (AUD)	19,277	137,446	-	156,723
Interest income	71	414	310	795
Interest expense	(7,636)	(59,294)	(1,943)	(68,873)
Management base fees	(1,186)	(10,305)	-	(11,491)
Administration/other expenses	(368)	(4,241)	(1,362)	(5,971)
Gain on derivatives	-	-	20,499	20,499
Realised foreign currency loss	-	-	164	164
Withholding tax expense	-	-	(4,691)	(4,691)
Core earnings	10,158	64,020	12,977	87,155

*
Adjustment to add back the non-cash equity accounted losses (excluding property valuation losses and amortisation of borrowing costs which have been adjusted separately) associated with the Single Box Portfolio. The investment in this portfolio was equity accounted to nil in the six months ended 31 December 2009 and there is no obligation to provide further funding of this portfolio.

The Trust has investments in retail properties located in the United States and investments in other assets in Australia.

Core earnings is a financial measure that is not prescribed by Australian Accounting Standards and represents the net profit under Australian Accounting Standards adjusted for certain unrealised and non-cash items, reserve transfers and significant one-off items that are not in the ordinary course of business. In addition to profit determined in accordance with Australian Accounting Standards, core earnings is a key measure used for internal reporting purposes.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

24.	Segment information (continued)

(g)	Directors’ interest in Trust units

A reconciliation of core earnings to the loss for the financial year is provided as follows:

	Units held
	2 0 1 0	2 0 0 9	2 0 0 8

Loss for the year	(3,410)	(616,356)	(8,199)
Property valuation losses	4,923	781,482	140,696
Mervyns investment adjustment*	6,115	-	-
Unrealised (gain) / loss on derivative financial instruments	(63,582)	52,296	19,325
Unrealised foreign exchange (gains) / losses	(75)	36,051	(25,539)
One off realised foreign exchange gain on recapitalisation**	(6,619)	-	-
US capital gains tax benefit	-	(184,593)	(33,887)
Amortisation of borrowing costs	7,096	1,198	1,628
Straightlining of fixed rent increases	204	429	(2,869)
Realised loss / (gain) on derivatives close out	82,544	(15,675)	-
US capital gains tax paid on sale of investment property	-	6,107	-
Realised loss on sale of investment property	1,206	7,904	-
Realised foreign exchange gain on transfer of debt	-	-	(4,000)
Core earnings	28,402	68,843	87,155

*
Adjustment to add back the non-cash equity accounted losses (excluding property valuation losses and amortisation of borrowing costs which have been adjusted separately) associated with the Single Box Portfolio. The investment in this portfolio was equity accounted to nil in the six months ended 31 December 2009 and there is no obligation to provide further funding of this portfolio.

**	One off realised foreign exchange gain when hedging AUD denominated entitlement offer proceeds which were subsequently used to repay USD denominated liabilities

	Single Box	Shopping
	Portfolio	Centres	Other	Total
Segment assets and liabilities	$ '000	$ '000	$ '000	$ '000
As at 30 June 2010
Investment properties	82,968	1,603,607	-	1,686,575
Other assets	14,083	67,816	5,344	87,243
Total segment assets	97,051	1,671,423	5,344	1,773,818
Less: Liabilities of jointly controlled entities	(108,012)	(94,073)	-	(202,085)
Add back: Mervyn's net asset deficiency*	10,961	-	-	10,961
Total assets	-	1,577,350	5,344	1,584,694

Total segment liabilities	108,012	1,129,498	985	1,238,495
Less: Liabilities of jointly controlled entities	(108,012)	(94,073)	-	(202,085)
Total liabilities	-	1,035,425	985	1,036,410

	Single Box	Shopping
	Portfolio	Centres	Other	Total
Segment assets and liabilities	$ '000	$ '000	$ '000	$ '000
As at 30 June 2009
Investment properties	214,982	1,572,927	-	1,787,909
Other assets	44,599	64,257	1,645	110,501
Total segment assets	259,581	1,637,184	1,645	1,898,410
Less: Liabilities of jointly controlled entities	(246,923)	(1,244,885)	-	(1,491,808)
Total assets	12,658	392,299	1,645	406,602

Total segment liabilities	246,923	1,244,885	48,727	1,540,535
Less: Liabilities of jointly controlled entities	(246,923)	(1,244,885)	-	(1,491,808)
Total liabilities	-	-	48,727	48,727

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010 and 2009

25.	Parent entity financial information

(a) Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	Consolidated
	2 0 1 0	2 0 0 9
	$ '000	$ '000
Balance Sheet
Current assets	5,343	1,645
Total assets	538,933	406,602
Current liabilities	985	48,727
Total liabilities	985	48,727

Equity
Contributed equity	1,141,756	945,040
Accumulated losses	(434,689)	(421,648)
Reserves:
Capital Reserve	(3,212)	(3,212)
Cash flow hedge reserve	(15,228)	(28,818)
Foreign currency translation reserve	(150,679)	(133,487)
Total equity	537,948	357,875

Loss for the year	(13,043)	(616,356)
Total comprehensive loss for the year	(16,644)	(493,366)

(b) Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2010 or 30 June 2009.

26.	Commitments

The consolidated group has no commitments at the end of the financial year.

27.	Contingent liabilities

The consolidated group has no contingent liabilities at the end of the financial year.

EDT Retail Trust (formerly known as Macquarie DDR Trust)

Notes to the Financial Statements
for years ended 30 June 2010, 2009 and 2008

28.	Events occurring after reporting date

Due to the likelihood of not being able to retrieve any equity value from the Single Box Portfolio and significant additional capital being required, the Trust, DDR and the loan servicer successfully applied to have a court appointed third party receiver engaged to manage and liquidate the remaining assets within the portfolio. There is no obligation for the Group to provide further equity to the lender or the joint venture. The Trust’s investment in the MV LLC joint venture entity was equity accounted and written down to zero value in the six months ended 31 December 2009. As a result, the Group no longer recognises further losses from this portfolio and the portfolio provides no contribution to the Group’s Net Tangible Assets.

In September 2010, the Trust closed a US$174 million nonrecourse financing with a maturity date of September 2017. The financing is secured by a pool of seven assets comprising the Trust’s entire Longhorn II portfolio plus an additional asset previously in the Trust’s Revolver Portfolio (Riverdale Village Inner Ring). Proceeds from the loan plus an additional US$1.1 million from the Trust’s cash reserves were used to repay the current debt secured against these assets.

The loan is non-recourse and comprises:

- a senior loan of US$142.3 million initially at an all-in fixed interest rate of 5.01% per annum; and

- a junior loan of US$31.7 million with an all-in fixed interest rate of 10% per annum providing the flexibility to repay in whole or in part after December 2012.

The Responsible Entity of the Trust announced the appointment of a new management team following the conclusion on 18 December 2010 of the transitional arrangements with Macquarie Group. Mr John Behling has replaced Mr Luke Petherbridge as Chief Executive Officer, Mr Juan Rodriguez has been appointed as Company Secretary and Mr John Martin has been appointed as the Chief Accounting Officer.

Since the end of the financial year, the directors of the Responsible Entity are not aware of any other matter or circumstance not otherwise dealt with in the financial statements that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in financial years subsequent to the year ended 30 June 2010.

Report of Independent Auditors

To the Directors of EDT Retail Management Limited

In our opinion, the accompanying statements of financial position, and the related statements of income, of comprehensive income, of changes in equity and cash flows present fairly, in all material respects, the financial position of EDT Retail Trust (formerly Macquarie DDR Trust) at June 30, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Au audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Sydney, Australia
February 9, 2011